UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

For the Month of May 2005

Commission File Number: 333-111435

JED OIL INC.
(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Notice and Information Circular – Proxy Statement and the Form of Proxy for the Annual Meeting of JED Oil Inc., attached hereto as Exhibits 99.1 and 99.2 respectively, were mailed to shareholders on May 4th.  The Certificate of Mailing of Olympia Trust Company is attached as Exhibit 99.3. JED Oil Inc. issued a press release on May 6, 2005 attached hereto as Exhibit 99.4 announcing the date on which it would issue its financial results for the first quarter, and on May 13th issued its financial results in a news release (attached as Exhibit 99.5) and released its interim report for the fiscal quarter ended March 31, 2005, including management’s discussion and analysis, attached as Exhibit 99.6, with the CEO’s Certification attached as Exhibit 99.7 and the CFO’s Certification attached as Exhibit 99.8.

Exhibit No.	Description
99.1	Notice and Information Circular – Proxy Statement
99.2	Form of Proxy
99.3	Certificate of Mailing dated May 4, 2005
99.4	News Release dated May 6, 2005
99.5	News Release dated May 16, 2005
99.6	Interim Report for the quarter ended March 31, 2005, including MD&A
99.7	CEO’s Certification dated May 13, 2005
99.8	CFO’s Certification dated May 13, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JED Oil Inc.
(Registrant)
By:

/s/ Alan Williams

Alan Williams

President
Date: May 31, 2005